Exhibit 1.02

Conflict Minerals Report

Deswell Industries, Inc.

2013 Calendar Year

This Report for the calendar year ended December 31, 2013 is filed in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended. Capitalized terms used in this Report but not defined in this Report have the meanings given to such terms in the Form SD.

In accordance with the Rule, Deswell undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in Deswell’s operations as an independent manufacturer of injection-molded plastic parts and components, electronic products and subassemblies and metallic molds and accessory parts for original equipment manufacturers, or “OEMs”, and contract manufacturers. In conducting its due diligence, Deswell implemented The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), an internationally recognized due diligence framework.

This Report has not been subject to an independent private sector audit as allowed under the Rule.

Deswell’s due diligence measures included:

- Review of its applicable supply base and applicable products to determine which suppliers may be at issue.

- Conducting a supply chain survey with applicable suppliers of materials containing conflict minerals using the Electronic Industry Citizen Coalition (EICC)/ Global e-Sustainability Initiative (GeSI) Conflict Minerals Reporting Template to identify the smelters and refiners.

- Comparing the smelters and refiners identified in the supply chain survey against the list of smelter facilities that have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

As a result of the due diligence measures described above, Deswell has determined in good faith that: (i) its injection-molded plastic parts and components and certain of its electronic products and subassemblies and metallic molds and accessory parts are DRC conflict free; and (ii) certain other of its electronic products and subassemblies and metallic molds and accessory parts are DRC conflict undeterminable. Deswell makes the determination of DRC conflict undeterminable due to a lack of information from its suppliers of certain of the components of its electronic products and subassemblies and metallic molds and accessory parts to conclude whether the necessary conflict minerals originated in the Democratic Republic of Congo or an adjoining country and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free, or have not been found to be DRC conflict free.

In Deswell’s report for calendar year 2014, Deswell intends to undertake steps to improve its due diligence efforts to further mitigate the risk that Deswell’s necessary conflict minerals do not benefit armed groups, including the following:

-	Increasing the response rate of Deswell’s suppliers’ smelters surveys; and

-	Informing smelters identified as a result of the supply chain survey and requesting their participation in a recognized program to obtain a designation as conflict free.